(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	WASHINGTON, DC 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25	Commission File Number: 000-23195
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Tier Technologies, Inc.

Full name of registrant:

Not applicable.

Former name if applicable:

10780 Parkridge Boulevard, Suite 400

Address of principal executive office (Street and number):

Reston, Virginia 20191

City, state and zip code:

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Registrant’s Forms 12b-25 filed on December 15, 2005 and February 10, 2006, while preparing its financial statements for the fiscal year ended September 30, 2005, the Registrant discovered a number of accounting errors. The Company is finalizing, but has not yet completed, its analysis of the final impact on financial results for fiscal year 2005, financial results for the first quarter of fiscal 2006, and on previously reported periods. As a result, the Registrant was not able to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 or its Quarterly Report on Form 10-Q for the period ended December 31, 2005 within the prescribed time periods. Also, as anticipated, Tier will not be able to file its Quarterly Report on Form 10-Q for the period ended March 31, 2006 in the prescribed time period.

As previously disclosed, the Registrant expects to restate its financial results for the fiscal years ended September 30, 2002, 2003 and 2004 and for the fiscal year 2005 quarters, as needed. The Registrant is working diligently to file its Form 10-K for the fiscal year ended September 30, 2005 and the Quarterly Report on Form 10-Q for the fiscal period ended December 31, 2005, by June 5, 2006. Furthermore, the Company expects to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, no later than June 30, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: David E. Fountain, Chief Financial Officer – 571-382-1000.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Currently, the Registrant expects revenues for the quarter ended December 31, 2005 to be $38.5 million, a 21% increase over the same quarter in the prior year and expects the results for the quarter ended March 31, 2006 to be $38.3 million, an 8% increase over the same quarter in the prior year. These results reflect the restatement adjustments that the Company expects to make to the results for the previously reported periods in fiscal year 2005. The Registrant notes, however, that the results reported herein could change, as a result of the aforementioned restatement activities. Although the Company is nearing completion of its restatement, the Company is not yet able to provide final financial results compared to the prior-year period.

The financial results discussed herein are preliminary and have not been finalized by the Registrant. They are based on information available to management at the date of this filing, and could change materially when the Registrant reports its audited financial results for prior fiscal years and unaudited financial results for the quarters ended December 31, 2005 and March 31, 2006.

TIER TECHNOLOGIES, INC.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By:	/s/ David E. Fountain
	Name:	David E. Fountain
	Title:	Chief Financial Officer

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